EXHIBIT 99.1

Student Transportation Inc. Strengthens Its Board by Adding Wendi Sturgis

Accomplished Technology Executive Appointed to Join Board of Directors

WALL, N.J., Dec. 3, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's premier, innovative provider of school bus transportation services has announced that Wendi Sturgis, an accomplished corporate executive with 20 years experience in the technology, media and internet realm, has been appointed to STI's Board of Directors effective December 2.

Ms. Sturgis is the Executive Vice President of Sales and Services at Yext, a Sutter Hill/IVP backed New York-based technology start-up that provides local cloud-computing services for marketers to manage their geodata and local content and connect it everywhere.

Prior to Yext, Sturgis was at Yahoo! where she was Vice President of Account Management for North America. At Yahoo!, Sturgis was responsible for all aspects of Yahoo!'s account management including search, display, video, local and mobile advertising. Sturgis joined Yahoo! as a member of the Right Media Leadership team following the Yahoo! acquisition of Right Media. Sturgis' experience also includes serving as an RVP of Oracle Consulting, COO of Gartner Consulting and VP East Coast Operations for Scient. She started her career at Price Waterhouse in its media and entertainment practice.

"We are delighted that Wendi has accepted our invitation to join the STI Board of Directors. Wendi brings tremendous enthusiasm, talent and experience in technology and sales working with diverse global industries as well as a fresh, unique perspective and valuable insight to our company. Her understanding of today's marketing challenges will be a great complement to our Board and reflects the recent moves in our business strategy," said Denis J. Gallagher, Student Transportation Inc.'s Chairman and CEO. "She is extremely competent in corporate governance and her addition displays our effort to improve the gender equity of our Board members. We will continue to have a Board representing our shareholders that is talented with diverse backgrounds and skill sets to strengthen the Board, and the company," he added.

"I am honored to be able to serve on the Board of a growing, progressive company like STI which is re-defining the landscape in the school transportation industry. I'm excited to work with Denis and the other Board members and the management team who have a strong history of supporting the communities they serve. I am looking forward to contributing toward our future growth," Sturgis said. In addition to serving on STI's Board of Directors, Sturgis also serves on the Board of the Dailyworth.com and is Vice Chair of the National Board of the non-profit Step Up Women's Network. She is a graduate of Georgia Institute of Technology and currently serves on the Georgia Tech Presidential Advisory Board.

For more information on Wendi Sturgis, the Board of Directors or Student Transportation Inc. please visit www.RideSTBus.com.

About

Founded in 1997, Student Transportation Inc. is a premier and innovative provider of school transportation services in North America, operating more than 10,800 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: For more information, please contact:

         Keith Engelbert
         Director of Investor Relations
         (843) 884-2720
         invest@rideSTBus.com

         For media inquiries, please contact:

         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com